Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended September 30,
	Basic		Diluted (a)
	2016	2015	2016	2015
Weighted average number of common shares outstanding	57,004	61,187	57,004	61,187
Potential dilution from share-based awards	—	—	—	2,404
Total shares	57,004	61,187	57,004	63,591

Income (loss) from continuing operations	$(532)	$13,468	$(532)	$13,468
Income from discontinued operations, net of income taxes	37	272	37	272
Net income (loss)	(495)	13,740	(495)	13,740
Net loss attributable to non-controlling interest	(9)	(9)	(9)	(9)
Net income (loss) attributable to Pinnacle Entertainment, Inc.	$(486)	$13,749	$(486)	$13,749

Per share data:
Income (loss) from continuing operations	$(0.01)	$0.22	$(0.01)	$0.22
Income from discontinued operations, net of income taxes	0.00	0.00	0.00	0.00
Net income (loss) per common share	$(0.01)	$0.22	$(0.01)	$0.22

	For the nine months ended September 30,
	Basic		Diluted (a)
	2016	2015	2016	2015
Average number of common shares outstanding	59,722	60,936	59,722	60,936
Average common shares due to assumed conversion of stock options	—	—	—	2,255
Total shares	59,722	60,936	59,722	63,191

Income (loss) from continuing operations	$(448,841)	$56,340	$(448,841)	$56,340
Income from discontinued operations, net of income taxes	433	5,188	433	5,188
Net income (loss)	(448,408)	61,528	(448,408)	61,528
Net loss attributable to non-controlling interest	(24)	(1,271)	(24)	(1,271)
Net income (loss) attributable to Pinnacle Entertainment, Inc.	$(448,384)	$62,799	$(448,384)	$62,799

Per share data:
Income (loss) from continuing operations	$(7.52)	$0.94	$(7.52)	$0.91
Income from discontinued operations, net of income taxes	0.01	0.09	0.01	0.08
Net income (loss) per common share	$(7.51)	$1.03	$(7.51)	$0.99

(a)	When the impact of share-based awards is anti-dilutive, the weighted average number of common shares outstanding is used in the determination of basic and diluted earnings per share.